UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 001-34929

SodaStream International Ltd.

(Translation of registrant’s name into English)

Gilboa Street, Airport City

Ben Gurion Airport 7010000, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

EXPLANATORY NOTE

SodaStream International Ltd. (the “Company”) hereby announces that, in accordance with the articles of association of the Company, on May 5, 2016, Mr. Avishai Abrahami and Professor Yehezkel (Chezy) Ofir were appointed as members of the Company’s Board of Directors (the “Board”), effective immediately. Mr. Abrahami was appointed as a Class II director and will hold office until the Company’s annual meeting of shareholders to be held in 2018. Professor Ofir was appointed as a Class III director and will hold office until the Company’s annual meeting of shareholders to be held in 2016.

The Board has determined that, under the NASDAQ listing standards regarding independence and the applicable rules of the Securities and Exchange Commission, each of Mr. Abrahami and Professor Ofir is an independent director. As compensation for their services on the Board, each of Mr. Abrahami and Professor Ofir will be entitled to standard compensation available to non-employee directors of the Company pursuant to the Company’s compensation policy.

Mr. Abrahami, 45, is a co-founder of Wix.com Ltd. (NASDAQ:WIX) and serves as its chief executive officer and as a director. Mr. Abrahami has over 20 years of entrepreneurial experience. Professor Ofir, 65, is a professor of business at the School of Business Administration at the Hebrew University of Jerusalem. Professor Ofir has over 25 years of experience in business and strategic consulting and has served as a board member of numerous private and public companies.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 3, 2010 (Registration No. 333-170299), August 16, 2013 (Registration No. 333-190655), April 30, 2014 (Registration No. 333-195578) and December 31, 2015 (Registration No. 333-208811).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODASTREAM INTERNATIONAL LTD.
(Registrant)

Date: May 11, 2016	By:	/s/ Dotan Bar-Natan
	Name:	Dotan Bar-Natan
	Title:	Head of Legal Department